September 27, 2018

Robert Grosshandler
President
iConsumer Corp.
73 Greentree Drive, #558
Dover, Delaware 19904

       Re: iConsumer Corp.
           Offering Statement on Form 1-A
           Filed June 8, 2018
           File No. 024-10851

Dear Mr. Grosshandler:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2018 letter.

Form 1-A/A filed September 21, 2018

Cover Page

1. Please delete the statement that the company's "primary business" is helping its members understand and participate in the stock and cryptocurrency markets because that is not the primary source of the company's revenues.
2. Revise the statement that "we provisionally accrued shares" to clarify that the shares in question were shares earned by the members.
 Robert Grosshandler
iConsumer Corp.
September 27, 2018
Page 2
Questions and Answers About the Rescission Offer, page 3

3. In the first Q&A, please clarify that the shares subject to the rescission offer were earned by, but not yet issued to, members between February 14, 2018 and June 13, 2018.
4. We note your response to prior comment 6. Please delete the sentence that "[t]he staff of the Commission takes the position that a rescission offer does not alter a person's remedies under the Securities Act" wherever it appears throughout the offering circular.
5. In the sixth Q&A revise to clarify the nature and amount of the transfer fee.
6. Revise throughout to avoid referring to rescinding "transactions" or "entire transactions"
      and clarify that you are referring only to rescinding the awards transaction which does not include the goods or services purchased in the underlying transaction. General

7. Please update your offering circular to include unaudited financial statements and
      Management's Discussion and Analysis of Financial Condition for the interim period ended June 30, 2018.
       You may contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Larry Spirgel,
Assistant Director, at (202) 551-3810 with any questions.



                                                             Sincerely,
FirstName LastNameRobert Grosshandler
                                                             Division of
Corporation Finance
Comapany NameiConsumer Corp.
                                                             Office of
Telecommunications
September 27, 2018 Page 2
cc:       Jeanne Campanelli
FirstName LastName